FILED BY EXPRESS SCRIPTS HOLDING COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: EXPRESS SCRIPTS HOLDING COMPANY / CIGNA

CORPORATION

COMMISSION FILE NO. 001-35490

Express Scripts Holding Company distributed the following content to its internal team.

Accredo Key Messages: Cigna to Acquire Express Scripts

Cigna and Express Scripts, a health service and pharmacy services company, are joining forces to make it simpler for patients to access healthcare, physicians to do more consultation and less administration, and for payers to provide quality benefits. We are removing the fragmentation and friction that makes it harder for people to achieve their best health. Our expanded portfolio of health services to employers, labor unions, health plans and government agencies will offer greater choice, alignment and value for everyone we serve. Healthcare can be hard. Cigna and Express Scripts are coming together to make healthcare simpler.

One of the important focus areas of this combination is how we can do even more to improve the specialty pharmacy experience. By combining the expertise of our team at Accredo along with the resources, innovation, and holistic management capabilities offered by Cigna, we are confident we can do even more to deliver better patient outcomes while improving management of the complexity and cost associated with specialty medicines.

ACCREDO OFFERS UNRIVALED CLINICAL AND FINANCIAL BENEFITS TO PAYERS AND PATIENTS

•	Specialty pharmacy is the most complex and costly area of the pharmacy benefit, and no one is better equipped to deliver patient care and payer benefit than Accredo.

•	From our 2017 Drug Trend Report: Spending on specialty drugs, which accounted for 40.8% of total spending, was up 11.3% in 2017 – the lowest increase we’ve seen – driven by higher utilization (8.1%) and unit costs (3.2%), and mitigated by plans participating in our Inflammatory Conditions Care Value ProgramSM.

•	Better coordination of care will create better outcomes with less waste and complexity.

WE WILL COMBINE THE BEST IN PHARMACY AND MEDICAL TREND MANAGEMENT

•	Remove the friction and fragmentation in healthcare for 100 million Americans.

•	Bringing together the best medical benefit manager and the best pharmacy benefit manager to deliver value and care payers and patients need.

•	Better coordination of care will create better outcomes with less waste and complexity.

A FULLY ALIGNED OFFERING THAT HELPS YOU WIN

•	Our alignment to your best interests will only strengthen, as we have no agenda to funnel members into a particular pharmacy.

•	We deliver tailored solutions based on our unique ability to deliver on the promise of actionable data from across the medical and pharmacy benefit, based on the experience of Cigna, Express Scripts and eviCore working together.

•	No disruption in service, expansion of clinical capabilities, and an simpler experience for members

VALUE AT EVERY STAGE OF THE HEALTH JOURNEY

•	A holistic view of patient care makes healthcare simpler.

•	An ability to buy better, eliminate more waste and help you keep costs down.

•	A one-stop shop for patient benefit management.

1
© 2018 Express Scripts. All Rights Reserved.

High-Level Talking Points

CREATING GREATER VALUE AND AFFORDABILITY BY MAKING HEALTHCARE SIMPLER

•	We will do more to make the healthiest decisions, the easiest decisions.

•	Our new health care model is built on choice, alignment and value:

•	Patients: Making healthcare simpler to use.

•	Physicians: Reducing administrative burden by adding our technology to provider expertise.

•	Payers: Creating value through alignment on what matters most: delivering best-in-class pharmacy and medical trend management.

•	Employees: Transforming healthcare on a bigger scale.

EXPRESS SCRIPTS IS THE NATION’S LEADING HEALTHCARE SERVICES COMPANY

•	We connect the providers you trust with the technology they need to help you achieve better health.

•	We make it simpler for you to get the care you need, when you need it.

•	Our superior platform, clinical expertise and combined scale across pharmacy and medical allows us to improve the patient experience from pre-diagnosis to treatment and cure.

WE WILL TRANSFORM HEALTHCARE THROUGH OUR TECHNOLOGY AND INNOVATION

•	We can provide quality care in any setting.

•	Predictive analytics and data-driven solutions help manage healthcare in more intuitive ways.

•	We lead the way in innovative solutions that improve outcomes and lower costs.

MORE INFORMATION MEANS MORE VALUE FOR PAYERS

•	Remove the friction and fragmentation in healthcare for 100 million Americans.

•	Bringing together the best medical trend manager and the best pharmacy trend manager to deliver value and care payers want and patients need.

•	Better coordination of care drives better outcomes with less waste and complexity.

PATIENTS WILL HAVE AN SIMPLER ROAD TO BETTER HEALTH

•	From the doctor’s office to the pharmacy to the hospital, we are with you every step of the way.

•	We are a patient advocate that makes healthcare more affordable and accessible.

•	We make it simpler for you to achieve good health and financial security.

DOCTORS CAN FOCUS ON DOING THEIR BEST WORK

•	Reduce barriers between healthcare professionals and their patients.

•	Accelerate a doctor’s ability to do the right thing, more often, for their patients.

•	Clinically driven decision-making aligns fully with physician insights.

2
© 2018 Express Scripts Holding Company. All Rights Reserved.

Detailed Talking Points

A Societal Imperative: Better Health, Greater Affordability & Making It Easy

•	Every aspect of an individual’s health and well-being is connected, and their mental, physical and social needs are completely interdependent. Unfortunately, the current U.S. healthcare system is fragmented, disconnected, wasteful, and on an unsustainable path forward.

•	People must have the ability to be better connected to their healthcare provider to achieve their best health, whether they are healthy, at risk of becoming unhealthy, have a chronic disease or need acute care. Healthcare providers, when better connected to the individual, deliver more personalized and tailored care.

•	Our society must shift from “sick care” to actively promotion of health to get costs under control.

•	We need to make the healthiest decisions, the simplest decisions.

A New Healthcare Model: Built on Choice, Alignment & Value

•	Together, Cigna and Express Scripts will create more opportunities for healthcare to work for people rather than the other way around. Bringing together two innovative, patient-centric health service leaders will chart a healthier, more affordable, and more personalized healthcare journey for people by expanding choice, improving alignment between people and their healthcare providers, and delivering greater value to those we serve.

•	Consumer Choice. We make it simpler for people to choose the healthiest options by offering a full suite of medical, behavioral, specialty pharmacy and other health engagement services in ways that work best for people, from retail to digital.

•	Patient-Provider Alignment. We put the best technology in the hands of the medical professionals people trust the most. We are the connective fiber between people and their health care providers, providing a more integrated approach to an individual’s health care journey.

•	Personalized Value. We make health care simple and more transparent for people through actionable data insights, rapid innovation and a desire to build healthcare around patient needs.

Value at Every Stage in Your Health Journey

•	Our customers will experience choice, alignment and value in ways unique to their health status.

•	A healthy person at risk for heart disease will take advantage of the health coaching of Cigna to make better health decisions, and the adherence monitoring of Express Scripts to ensure regular refills of cholesterol-lowering drugs to reduce the risk of developing a chronic heart condition.

•	A Hepatitis C patient will have access to coordinated medical and behavioral coverage from Cigna in conjunction with specialty pharmaceutical services from Express Scripts to ensure that their curative treatment regimen is successfully completed.

•	A primary care physician is alerted that her patient undergoing treatment for a job site injury with Cigna coverage is seeing a behavioralist and recently started taking an SSRI. The primary physician calls the patient to see how changes to physical therapy can accelerate recovery and improve patient outlook.

3
© 2018 Express Scripts Holding Company. All Rights Reserved.

Employers Strongly Benefit from Choice, Alignment & Value

•	Employers and health plans face new challenges in access and affordability. This combination expands our health services, integrating medical, behavioral, pharmacy and other health engagement services to ensure employees and health plan members maintain broad choice and access to care.

•	By delivering these healthcare services via open architecture, employer clients can choose the tailored services that are best for them and their employees.

•	Our combined healthcare services make it simpler for our clients and members to design and use benefits that are tailored and priced to their health needs. Our model will be characterized by:

•	Stronger partnerships with the healthcare provider community.

•	Powerful analytics driving actionable insights to deliver better outcomes and affordability.

•	Improved flexibility and responsiveness as a result of structured collaboration.

•	We will support improved engagement between healthcare professionals and those they serve, making it a simpler experience for the employers and health plans that provide benefits.

Cigna & Express Scripts Deliver Better Health, Greater Affordability & Make It Easy

•	Both companies have driven better clinical outcomes for those they serve. Cigna reduced the dangers of opioids among its customers, cutting inappropriate use by more than 20% in just two years, while Express Scripts has reduced asthma and COPD crisis events by 80% through its partnership with Propeller.

•	Each has also made health care more affordable for consumer and employers. Cigna has consistently delivered the lowest medical cost trend in the industry over the past five years, while just last year Express Scripts’ suite of solutions saved its clients more than $32 billion in pharmaceutical costs.

•	Our two companies make the customer experience easy for those we serve. The One Guide service makes personalized, AI-assisted health care decision making available to 4 million Cigna customers, while Express Scripts has had significant success in making access to therapies convenient, whether you prefer a retail, phone, mail or digital experience.

4
© 2018 Express Scripts Holding Company. All Rights Reserved.

* * *

FORWARD LOOKING STATEMENTS

Cautionary Notes on Forward Looking Statements

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements, including as they relate to Express Scripts Holding Company or Cigna Corporation, the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts Holding Company and Cigna Corporation do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:

•	the inability of Express Scripts Holding Company and Cigna Corporation to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

•	a longer than anticipated time necessary to consummate the proposed merger;

•	problems regarding the successful integration of the businesses of Express Scripts Holding Company and Cigna Corporation;

•	unexpected costs regarding the proposed merger;

•	diversion of management’s attention from ongoing business operations and opportunities;

•	potential litigation associated with the proposed merger;

•	the ability to retain key personnel;

•	the availability of financing;

•	effects on the businesses as a result of uncertainty surrounding the proposed merger; and

•	the industry may be subject to future risks that are described in SEC reports filed by Express Scripts Holding Company and Cigna Corporation.

You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts Holding Company and Cigna Corporation described in their respective filings with the SEC, including the preliminary joint proxy statement / prospectus contained in the Form S-4 of Halfmoon Parent, Inc. (“Holdco”), which was filed with the SEC on May 16, 2018, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.

IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, on May 16, 2018, Holdco has filed a registration statement on Form S-4 that included a joint proxy statement of Cigna Corporation and Express Scripts Holding Company that also constitutes a prospectus of Holdco. These materials have not yet been declared effective, are not yet final and may be amended. Cigna Corporation and Express Scripts Holding Company also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AND THE DEFINITIVE VERSIONS THEREOF (WHEN THEY BECOME AVAILABLE), CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the preliminary materials filed on May 16, 2018, the definitive version of the joint proxy statement/prospectus (when it becomes available) and other relevant documents filed by Holdco, Cigna Corporation and Express Scripts Holding Company with the SEC at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Cigna Corporation will be available free of charge on Cigna Corporation’s website at www.cigna.com or by contacting Cigna Corporation’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts Holding Company will be available free of charge on Express Scripts Holding Company’s website at www.express-scripts.com or by contacting Express Scripts Holding Company’s Investor Relations Department at (314) 810-3115.

PARTICIPANTS IN THE SOLICITATION

Cigna Corporation (and, in some instances, Holdco) and Express Scripts Holding Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna Corporation (and, in some instances, Holdco) in Cigna Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 16, 2018, and the preliminary joint proxy statement / prospectus contained in the Form S-4, which was filed by Holdco with the SEC on May 16, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts Holding Company’s directors and executive officers in Express Scripts Holding Company’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 29, 2018, and the preliminary joint proxy statement / prospectus contained in the Form S-4, which was filed by Holdco with the SEC on May 16, 2018. You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Cigna Corporation will be available free of charge on Cigna Corporation’s website at www.cigna.com or by contacting Cigna Corporation’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts Holding Company will be available free of charge on Express Scripts Holding Company’s website at www.express-scripts.com or by contacting Express Scripts Holding Company’s Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement / prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the preliminary joint proxy statement / prospectus, and the definitive version thereof (when it becomes available), carefully and in its entirety before making any voting or investment decisions.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.